FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with Nº 042

Santiago (Chile), on January 18, 2011

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number 93.458.000-1, and duly entitled to provide this information, hereby informs you of the following material information with respect to the Company and its businesses pursuant to article 9 and second paragraph of article 10 of the Law 18,045, and the General Application Regulation (Norma de Carácter General) Nº 30, of such Superintendency:

As previously informed by the Company through the “material facts” (hechos esenciales) dated May 18, September 27 and October 16 of 2009, Arauco and Stora Enso have carried out a series of investments in order to assure a strategic forestry base that permits the development of a greenfield pulp mill in the Republic of Uruguay. In order to achieve this objective, Arauco, through its subsidiary Inversiones Arauco Internacional Limitada, and Stora Enso, are partners on an equal basis in a joint venture that has been denominated Montes del Plata, which owns timberland in Uruguay of approximately 250,000 hectares, approximately half of which are planted.

Armed with this strategic base of forestry supply, Inversiones Arauco Internacional Limitada and Stora Enso agreed to carry out the construction of a state-of-the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is US$1,900,000,000.

It is foreseen that the abovementioned pulp mill will be operating during the first semester of 2013. The wood for the mill will be supplied in its majority by Montes del Plata’s own forest plantations located in the different departments of Uruguay. The project will be financed approximately 40% by Montes del Plata’s shareholders and 60% by third parties credits.

Arauco estimates that the development of this project will have positive effects in the results of the Company, even though as of today such effects are not quantifiable.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Felipe Guzmán Rencoret
Legal Affairs Director

c.c. -  Bolsa de Comercio de Santiago,
La Bolsa St. Nº 64, Santiago
       -  Bolsa Electrónica de Chile, Bolsa de Valores
Huérfanos 770, 14th Floor, Santiago
       -  Bolsa de Corredores, Bolsa de Valores Valparaíso
P.O. Box 218-V
       -  Representative of the Bondholders (Banco Santander Chile)
Bandera St. 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: January 25, 2011	By: /s/ Matias Domeyko Cassel Name: Matías Domeyko Cassel Title: Chief Executive Officer